Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(In thousands, except ratios)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings
Pre-tax (loss) income	$(1,780,419)	$(533,005)	$86,035	$189,098	$(25,697)
Fixed charges	231,910	156,713	133,474	89,086	25,795

Total earnings	$(1,548,509)	$(376,292)	$219,509	$278,184	$98

Fixed charges
Interest expense and amortization of finance costs	$230,217	$155,361	$132,264	$88,414	$25,551
Rental expense representative of interest factor	1,693	1,352	1,210	672	244

Total fixed charges	$231,910	$156,713	$133,474	$89,086	$25,795

Ratio of earnings to fixed charges	-(1)	-(2)	1.6	3.1	-(3)

Total fixed charges	$231,910	$156,713	$133,474	$89,086	$25,795
Pre-tax preferred dividend requirements	—	—	—	352	680

Total fixed charges plus preference dividends	$231,910	$156,713	$133,474	$89,438	$26,475

Ratio of earnings to combined fixed charges and preference dividends	-(1)	-(2)	1.6	3.1	-(4)

(1)	Due to the Company’s loss in 2009, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.8 billion to achieve a coverage ratio of 1:1.
(2)	Due to the Company’s loss in 2008, the ratio coverage was less than 1:1. The Company must generate additional earnings of $533.0 million to achieve a coverage ratio of 1:1.
(3)	Due to the Company’s loss in 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $25.7 million to achieve a coverage ratio of 1:1.
(4)	Due to the Company’s loss in 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $26.4 million to achieve a coverage ratio of 1:1.